UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2013

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ/MF) 02.429.144/0001-93

Company Registry (NIRE) 35.300.186.133

ANNUAL SHAREHOLDERS’ MEETING

CALL NOTICE

The Shareholders of CPFL Energia S.A. (“Company”) are hereby called, pursuant to Article 124 of Federal Law 6,404/76, to convene at the Annual Shareholders’ Meeting (“Meeting”) to be held on April 19, 2013 at 10:00 a.m., at the registered office of the Company located at Rua Gomes de Carvalho, nº 1510, 14º andar, conj. 142, in the City and State of São Paulo, to deliberate on the following Agenda:

a)                           Receive the Management accounts and examine, discuss and vote on the Financial Statements of the Company, the Independent Auditors’ Report and the Fiscal Council’s Report for the fiscal year ended on December 31, 2012;

b)                            Approve the proposal for the allocation of net income for fiscal year 2012 and the distribution of dividends;

c)                             Elect the members and alternate members of the Board of Directors;

d)                             Elect the members and alternate members of the Fiscal Council;

e)                             Determine the compensation of the Managers of the Company; and

f)                               Determine the fees to be paid to members of the Fiscal Council.

General Instructions:

1. The holders of common shares issued by the Company may participate in the Meeting, provided they are registered in the Registry of Book-Entry Shares of the depositary institution of the shares, Banco do Brasil S.A., and present the following documents: (i) for natural persons - identity document with photograph; (ii) for legal persons - identity document with photograph of the legal representative of the shareholder, duly accompanied by a notarized copy or original of the articles of incorporation and the documentation substantiating his or her capacity as legal representative of the company (minutes of the election to the board of executive officers); and (iii) for shareholders organized as Investment Funds - identity document with photograph of the legal representative of the administrator of the Investment Fund (or manager of the Investment Fund, as applicable), accompanied by a notarized copy or original of the Fund Regulations and Bylaws or Articles of Organization of the administrator (or manager, as applicable), together with the minutes of the election of the legal representative.

2. Any shareholder may appoint a proxy to attend the Meeting and vote on their behalf. In the event of representation by proxy, shareholders must comply with Article 126 of Federal Law 6,404/76 and present the following documents: (i) Proxy appointment instrument granting special powers of representation at the Meeting; (ii) Bylaws or Articles of Organization and the minutes of the election of the Managers in the case of legal persons; and (iii) Identity document with photograph of the Proxy.

3. To facilitate the holding of the Meeting, the Company requests shareholders submit their proxy appointments and representation documents at least twenty-four (24) hours prior to the Meeting, in accordance with Article 12 of the Company’s Bylaws. Shareholders attending the Meeting bearing the required documents will be allowed to participate and vote, despite not having presented the documents prior to the meeting.

4. In accordance with Instruction No. 165/91 issued by the Brazilian Securities and Exchange Commission (“CVM”), as amended by CVM Instruction No. 282/98, the minimum percentage of voting capital required for adopting a multiple vote procedure in the election of the members to the Board of Directors is five percent (5%), and right must be exercised by shareholders at least forty-eight (48) hours prior the Meeting, pursuant to Article 141, Paragraph 1 of Federal Law 6,404/76.

5. All documents pertaining to the matters to be deliberated on at the Meeting, as per Article 6 of CVM Instruction No. 481/09, are available to shareholders as from this date at the registered office of the Company, on its website (www.cpfl.com.br/ir) and on the websites of the CVM (www.cvm.gov.br), the BM&FBovespa S.A. – Securities, Commodities and Futures Exchange (www.bmfbovespa.com.br) and the U.S. Securities and Exchange Commission (www.sec.gov).

São Paulo, March 20, 2013.

Murilo Passos

Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 20, 2013

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.